

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2023

Clarke Neumann, Esq.
General Counsel
Biora Therapeutics, Inc.
4330 La Jolla Village Drive, Suite 300
San Diego, CA 92122

> **Re: Biora Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 22, 2023**
> **File No. 333-276260**

Dear Clarke Neumann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stewart L. McDowell, Esq.